[SWIB Letterhead]





October 6, 2000
                          VIA FAX 612-352-2692
Board of Directors
c/o Stephen Cohen, General Counsel
Rainforest Cafe, Inc.
720 South Fifth Street
Hopkins, Minnesota 55343

Gentlemen:

     We appreciate the opportunity to have met Mr.
Berman, the Chairman of the Board, President and Chief
Executive Officer of Rainforest Cafe, Inc.
("Rainforest"), to discuss your response to our letter dated October 3, 2000 and Mr. Berman's view as to the outlook for Rainforest. Mr. Berman indicated that there would be a willingness to amend Rainforest's
Rights Agreement to permit the State of Wisconsin
Investment Board ("SWIB") to contact shareholders or other parties and possibly take collective action to explore alternative courses of action to the current tender offer by Landry's Seafood Restaurants, Inc.
("Landry's") to Rainforest's shareholders. We believe that such an amendment would benefit all of Rainforest's shareholders. In order to prevent any misunderstanding, we request that we be given an opportunity to review any proposed amendment before it is finalized.

     In order to explore the possibility of alternative courses of action to the Landry's tender offer, we would also like to receive third quarter historical financial information, together with Company projections and the fairness opinion from Piper
Jaffrey. Of course, we would enter into a customary confidentiality agreement with Rainforest prior to receipt of any such information.

     Finally, we request that the Board seek a minimum
30-day extension of the Landry's tender offer to permit shareholders and other potential bidders to pursue alternative courses of action that would be in the best interests of all shareholders.

     Given timing constraints, it is imperative that we receive your written response to the amendment request by no later than 5:00 p.m. Monday, October 9, 2000. If you need to reach us over the weekend, please feel free to call Keith Johnson, our Chief Legal Counsel at (608)
233-1671, or William Levit of Godfrey & Kahn at (414)
287-9540 (office) or (414) 551-6699 (home).

                          STATE OF WISCONSIN INVESTMENT BOARD

                          /s/ John F. Nelson

                          John F. Nelson
                          Investment Director


cc:  William Levit-Godfrey & Kahn, S.C.